Exhibit 99.1

Shanda Games Announced Changes to Its Board of Directors

HONG KONG, Februray 6, 2015 /PRNewswire/ -- Shanda Games Limited (NASDAQ: GAME, “Shanda Games” or the “Company”), a leading online game developer, operator and publisher in China, today announced that Mr. Shengming Ma has resigned from his position as a member of the Company’s board of directors for personal reasons. In addition, Mr. Shaolin Liang, a vice president at Ningxia Zhongyin Cashmere International Group Co., Ltd., which owns 24.1% of the Company’s shares, is appointed as a director of the Company.

Mr. Shaolin Liang has served as a vice president at Ningxia Zhongyin Cashmere International Group Co., Ltd. since Feburary 2015. Mr. Liang previously served at Ningxia Zhongyin Cashmere Co., Ltd. (SHENZHEN: 000982) as a vice president from December 2007 to Feburary 2015 and as a member of its board of directors from December 2007 to December 2014. From 1999 to December 2007, he served as a vice president of Ningxia Lingwu Zhongyin Cashmere Co., Ltd. From 1995 to 1999, Mr. Liang served as the section chief of the State Post Bureau of the People’s Republic of China. He worked for the State Post Bureau of the People’s Republic of China and Beijing Municipal Postal Administration from March 1986 to 1992 and from 1983 to 1986, respectively.

Mr. Liang received his bachelor’s degree from Beijing University of Posts and Telecommunications in 1982 and a master’s degree in project planning and development from the University of Bradford in 1994.

Separately, the Company wishes to inform investors that, on certain media web sites, Mr. Shengguo Ma was incorrectly listed as one of the Company’s board of directors ..

The Company further wishes to inform investors that, according to press releases, Ningxia Zhongyin Cashmere Co., Ltd., a subsidiary of Ningxia Zhongyin Cashmere International Group Co., Ltd., announced on February 5, 2015, the resignations of its chairman, Mr. Shengguo Ma, for personal reasons and of its vice president, Mr. Shaolin Liang, for assuming a new assignment.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements in this press release that are not historical facts represent only the Company’s current expectations, assumptions, estimates and projections and are forward-looking statements. These forward-looking statements involve inherent risks and uncertainties. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include, but are not limited to, the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Shanda Games

Shanda Games Limited (NASDAQ: GAME) is a leading online game developer, operator and publisher in China. Shanda Games offers a diversified game portfolio, which includes some of the most popular massively multiplayer online (MMO) games and mobile games in China and in overseas markets, targeting a large and diverse community of users. Shanda Games manages and operates online games that are developed in-house, co-developed with world-leading game developers, acquired through investments or licensed from third parties. For more information about Shanda Games, please visit http://www.ShandaGames.com.

Contact

Shanda Games Limited:

Ellen Chiu, Investor Relations Director

Maggie Zhou, Investor Relations Associate Director

Phone: +86-21-5050-4740 (Shanghai)

Email: IR@ShandaGames.com

Christensen:

Christian Arnell

Phone: +86-10-5900-1548 (China)

Email: carnell@ChristensenIR.com

Linda Bergkamp

Phone: +1-480-614-3004 (U.S.A.)

Email: lbergkamp@ChristensenIR.com